UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.)*

Chindata Group Holdings Limited
(Name of Issuer)

Class A Ordinary Shares, $0.00001 par value
(Title of Class Securities)

16955F107**
(CUSIP Number)

October 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

*      The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**    The Class A Ordinary Shares have no CUSIP number. The CUSIP number for the American Depositary Shares is 16955F107. Each American Depositary Share represents two Class A Ordinary Shares.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Oasis Management Company Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
- 0 -

	6	SHARED VOTING POWER
65,890,120 Class A Ordinary Shares

	7	SOLE DISPOSITIVE POWER
- 0 -

	8	SHARED DISPOSITIVE POWER
65,890,120 Class A Ordinary Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
65,890,120 Class A Ordinary Shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
16.21%***

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

***
Calculated based upon 406,539,105 Class A Ordinary Shares outstanding as of October 19, 2023, as disclosed by the Company in the Proxy Statement included in the Company’s Schedule 13E-3 Amendment, filed with the Securities and Exchange Commission on October 19, 2023.

1	NAMES OF REPORTING PERSONS
Seth Fischer

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
- 0 -

	6	SHARED VOTING POWER
65,890,120 Class A Ordinary Shares

	7	SOLE DISPOSITIVE POWER
- 0 -

	8	SHARED DISPOSITIVE POWER
65,890,120 Class A Ordinary Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
65,890,120 Class A Ordinary Shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
16.21%***

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

***
Calculated based upon 406,539,105 Class A Ordinary Shares outstanding as of October 19, 2023, as disclosed by the Company in the Proxy Statement included in the Company’s Schedule 13E-3 Amendment, filed with the Securities and Exchange Commission on October 19, 2023.

Item 1(a)	NAME OF ISSUER

The name of the issuer is Chindata Group Holdings Limited (the "Company").

Item 1(b)	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

The Company's principal executive offices are located at No. 47 Laiguangying East Road, Chaoyang District, Beijing, 100012, The People’s Republic of China.

Item 2(a)	NAME OF PERSON FILING

This statement is filed by:

(i)
Oasis Management Company Ltd., a Cayman Islands exempted company ("Oasis Management" or the "Investment Manager"), with respect to the Class A Ordinary Shares (as defined below) held by certain investment funds managed by Oasis Management (the “Oasis Funds”) and

(ii)
Seth Fischer ("Mr. Fischer"), is responsible for the supervision and conduct of all investment activities of the Investment Manager, including all investment decisions with respect to the assets of the Oasis Funds, with respect to the Class A Ordinary Shares held by the Oasis Funds.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13 of the Act, the beneficial owner of the Class A Ordinary Shares reported herein.

Item 2(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

(a)
The address of the business office of Mr. Fischer is c/o Oasis Compliance, Oasis Management (Hong Kong), 25/F, LHT Tower, 31 Queen’s Road Central, Central, Hong Kong. The address of the business office of Oasis Management is 4th Floor Anderson Square, 64 Shedden Road, P.O. Box 10324, Grand Cayman, KY1-1103 Cayman Islands.

Item 2(c)	CITIZENSHIP:

Oasis Management is a Cayman Islands exempted company. Mr. Fischer is a citizen of Germany.

Item 2(d)	TITLE AND CLASS OF SECURITIES:

Class A Ordinary Shares, $0.0001 par value (the "Class A Ordinary Shares").

Item 2(e)	CUSIP NUMBER:

The Class A Ordinary Shares have no CUSIP number. The CUSIP number for the American Depositary Shares is 16955F107. Each American Depositary Share represents two Class A Ordinary Shares.

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO 240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78c).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940(15 U.S.C 80a-8).

(e)	☒ Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐ Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☒ Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐ Savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ Church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	OWNERSHIP

The information required by Items 4(a) – (c) is set forth in Rows (5) – (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person.

The percentages used herein are calculated based upon 406,539,105 Class A Ordinary Shares outstanding as of October 19, 2023, as disclosed by the Company in the Proxy Statement included in the Company’s Schedule 13E-3 Amendment, filed with the Securities and Exchange Commission on October 19, 2023.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

See Item 2. The Oasis Funds have the right to receive or the power to direct the receipts of dividends from, or the proceeds from the sale of, the Class A Ordinary Shares reported herein. Oasis Investments II Master Fund Ltd. has the right to receive or the power to direct the receipts of dividends from, or the proceeds from the sale of, more than 5% of the Class A Ordinary Shares.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

Item 10.	CERTIFICATION

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of her or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: October 31, 2023
OASIS MANAGEMENT COMPANY LTD.

	By	/s/ Phillip Meyer
	Name:	Phillip Meyer
	Title:	Director

/s/ Seth Fischer
SETH FISCHER